Exhibit 99.1

23 July 2020

Midatech Pharma PLC

(“Midatech” or the “Company”)

Corporate Update

and

Termination of “Formal Sale Process”

Midatech (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines, announces it has terminated the formal sale process initiated by the Company on 20 April 2020. The formal sale process, as referred to in the City Code on Takeovers and Mergers (the "Code"), granted dispensations from Rule 2 of the Code such that any interested parties participating in the formal sale process were not required to be publicly identified.

The wider strategic review announced by the Company on 31 March 2020 continues and the Company is considering all potential options for extracting value from its technologies and providing working capital for the Company. As part of the ongoing strategic review process, the Company is evaluating early stage proposals and expressions of interest from third parties including, inter alia, for the potential acquisition of certain assets of the Company and/or a transaction which if progressed would constitute a reverse takeover under the AIM Rules. There is no guarantee that these discussions will result in a transaction on terms that are acceptable to shareholders, or at all. In the last three months, working with Noble Capital Markets Inc., the Company has not received any proposals from third parties for the potential acquisition of the Company under the Code and, accordingly, it is now terminating the formal sale process.

As announced by the Company on 9 June 2020, the Company received a letter from Secura Bio Inc. purporting to terminate the Company’s licence to panobinostat, the active ingredient in MTX110. The Company remains of the view that the grounds for the purported termination of the MTX110 licence agreement by Secura Bio Inc. are unfounded. At this time, the Company is considering various avenues for a resolution and/or best options available to the Company.

As previously announced, activities connected with MTD201 have been wound down expeditiously and the Company’s MTD201 manufacturing facilities in Bilbao have been closed. Following the termination of in-house development of MTD201, the Company’s previously announced strategy to exploit its Q-Sphera technology more broadly is gaining traction. On 8 June 2020, the Company announced a collaboration with Dr Reddy’s Laboratories Ltd and on 21 July 2020 the Company announced a second collaboration with a European affiliate of a global pharmaceutical company, in each case to explore the feasibility of applying Midatech’s Q-Sphera technology to the partners’ proprietary products. Currently the revenues associated with these collaborations are not material to the financial position of the Company, but the Board believe the collaborations are encouraging early validation of the technology platform and, if successful, the Company would expect to enter into licensing and technology transfer agreements with its partners including milestone payments and royalties.

Following this announcement, the Company is no longer considered to be in an "offer period" as defined in the Code.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

Midatech Pharma PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Freddy Crossley, Emma Earl (Corporate Finance)

James Stearns (Corporate Broking)

Tel: +44 (0)20 7886 2500

Turner Pope Investments (TPI) Limited (Joint Broker)

Andrew Thacker (Corporate Broking)

Tel: +44(0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)

Megan Paul / Laine Yonker

Tel: (646) 653-7030/ 7035

jgreen@edisongroup.com/ lyonker@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, , any payments that may be received, the success of the research collaboration in developing novel products, the strategic review and formal sale process.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.